Exhibit (a)(5)(A)

NEWS RELEASE
www.agcocorp.com

For Immediate Release

CONTACT:

Greg Peterson

Director, Investor Relations

(770) 232-8229

greg.peterson@agcocorp.com

AGCO Announces Expiration and Results of Repurchase Offer for 1 1/4% Convertible Senior Subordinated Notes Due 2036

DULUTH, GA – January 3, 2014– AGCO, Your Agriculture Company, (NYSE:AGCO), a worldwide manufacturer and distributor of agricultural equipment, today announced the expiration of the tender offer for any and all of its outstanding 1 1/4% Convertible Senior Subordinated Notes due 2036 (CUSIP No. 001084AM4) (the “Notes”). Pursuant to the terms of the Notes and the indenture governing the Notes, each holder of the Notes had the right to require AGCO to purchase on January 2, 2014 all or part of such holder’s Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest. As of the expiration of the tender offer, no Notes were validly tendered.

About AGCO:

AGCO, Your Agriculture Company, (NYSE: AGCO), is a global leader focused on the design, manufacture and distribution of agricultural machinery. AGCO supports more productive farming through a full line of tractors, combines, hay tools, sprayers, forage equipment, tillage, implements, grain storage and protein production systems, as well as related replacement parts. AGCO products are sold through five core machinery brands, Challenger®, Fendt®, GSI®, Massey Ferguson® and Valtra® and are distributed globally through 3,150 independent dealers and distributors in more than 140 countries worldwide. Retail financing is available through AGCO Finance for qualified purchasers. Founded in 1990, AGCO is headquartered in Duluth, GA, USA. In 2012, AGCO had net sales of $10 billion. www.AGCOcorp.com